NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the holders of common shares of BTQ Technologies Corp. (the "Company") will be held at Farris LLP, 25th Floor, 700 West Georgia Street, British Columbia V7Y 1B3 on September 18, 2024 at 10:00 a.m. (Vancouver Time) for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended December 31, 2023, the auditor's report thereon and the management's discussion and analysis for the financial year ended December 31, 2023;

2. To fix the number of directors for the ensuing year at five (5);

3. To elect directors of the Company for the ensuing year;

4. To appoint BDO Canada LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration; and

5. To transact any other business that may properly come before the meeting and any adjournment thereof.

Accompanying this notice is the Management Information Circular. The Management Information Circular contains details of matters to be considered at the Meeting.

The Board of Directors has set August 13, 2024 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting.

These Meeting materials are being sent to both registered and beneficial/non-registered owners of common shares. If you are a beneficial or non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Whether or not you expect to attend the Meeting, please complete, date, sign and return the Proxy or voting instruction form at your earliest convenience. The Management Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice of Meeting.

If you are a registered shareholder and wish to have your vote counted, you will be required to complete, date, sign and return, in the envelope provided for that purpose, the accompanying Proxy for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received by our transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (Attn: Proxy Department) by no later than 10:00 a.m. (Vancouver time) on September 16, 2024 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned or postponed. Alternatively, you may vote by telephone or via the internet following the instructions provided on the Proxy and the Management Information Circular.

If you are a beneficial holder and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates, please complete and return the voting instruction form provided to you in accordance with the instructions provided therein.

Dated at Vancouver, British Columbia, this 15th day of August, 2024.

BTQ TECHNOLOGIES CORP.

"Olivier Roussy Newton"

Olivier Roussy Newton

Director and CEO